SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cogent Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19240Q201
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19240Q201	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

*As more fully described in Item 4, certain of the Series B Non-Voting Preferred Stock (the “Preferred Stock”) are subject to a 9.99% blocker (the “9.99% Blocker”), and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon conversion of the Preferred Stock in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full conversion of the Preferred Stock and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon conversion of the Preferred Stock.

CUSIP No. 19240Q201	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON CO

*As more fully described in Item 4, certain of the Preferred Stock are subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon conversion of the Preferred Stock in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full conversion of the Preferred Stock and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon conversion of the Preferred Stock.

CUSIP No. 19240Q201	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 19240Q201	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,116,496 shares of Common Stock (including 4,516,000 shares of Common Stock issuable upon conversion of Preferred Stock)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

*As more fully described in Item 4, certain of the Preferred Stock are subject to a 9.99% Blocker, and the percentage set forth in row (11) gives effect to such 9.99% Blocker. However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon conversion of the Preferred Stock in rows (6), (8) and (9) include the number of shares of Common Stock that would be issuable upon full conversion of the Preferred Stock and does not give effect to such 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such 9.99% Blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon conversion of the Preferred Stock.

CUSIP No. 19240Q201	13G/A	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:
Cogent Biosciences, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:
275 Wyman Street, 3rd floor, Waltham, Massachusetts 02451.

Item 2(a).	Name of Person Filing:
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer held by (and shares of Common Stock underlying the Preferred Stock held by) Point72 Associates, LLC, an investment fund it manages (“Point72 Associates”); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to shares of Common Stock held by (and shares of Common Stock underlying the Preferred Stock held by) Point72 Associates; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to shares of Common Stock that were held by an investment fund it manages; and (iv) Steven A. Cohen (“Mr. Cohen”) with respect to shares of Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc., and shares of Common Stock that were beneficially owned by Cubist Systematic Strategies.

Cubist Systematic Strategies, an advisor under common control with Point72 Asset Management, acts as a sub-advisor with respect to a portion of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office:
The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001.

Item 2(c).	Place of Organization:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:
19240Q201

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 19240Q201	13G/A	Page 7 of 8 Pages

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on September 30, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Certain of the Preferred Stock reflected on the cover pages are subject to a 9.99% Blocker whereby they are not convertible to the extent that following such conversion, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Consequently, as of the date of the event which requires the filing of this statement, some of the Preferred Stock referred to herein are not presently convertible due to the 9.99% Blocker.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 19240Q201	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person